SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 1999 and 1998


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                        Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
                         SAVINGS AND INVESTMENT PROGRAM


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR SAVINGS AND INVESTMENT PLAN


                                /s/ Gary W. McKenzie
                                -------------------------------------------
Dated: June 28, 2000            By   Gary W. McKenzie
                                     Vice President Tax

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR SAVINGS AND
INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 1999 and 1998                                         2

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1999                                     3

   Notes to Financial Statements                                             4-9


SUPPLEMENTAL SCHEDULE -

   Assets Held for Investment Purposes at December 31, 1999                  10

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
 Northrop Grumman Electronic Sensors &
 Systems Sector Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Los Angeles, California
June 22, 2000

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                 1999              1998

ASSETS:
  Investments (Note C)                     $1,035,264,391     $835,514,188
  Receivables:
    Employer contributions                                          77,013
    Participant contributions                                      241,830
    Due from broker for securities sold                            502,142
    Interest, dividends and others                  4,109            5,124
                                           --------------     ------------
           Total receivables                        4,109          826,109
                                           --------------     ------------
           Total assets                     1,035,268,500      836,340,297

LIABILITIES:
  Accrued expenses                                 16,751
  Due to broker for securities purchased                           732,612
                                           --------------     ------------
           Total liabilities                       16,751          732,612
                                           --------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $1,035,251,749     $835,607,685
                                           ==============     ============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


  Net appreciation in fair value of investments                  $  131,852,424
  Investment income:
    Interest and other income                                        27,705,805
    Dividends                                                        26,617,657
                                                                 --------------
           Total investment income                                  186,175,886
                                                                 --------------
CONTRIBUTIONS:
  Employer                                                           14,398,251
  Participant                                                        67,746,393
                                                                 --------------
          Total contributions                                        82,144,644
                                                                 --------------
          Total additions                                           268,320,530
                                                                 --------------
DEDUCTIONS:
  Benefits paid to participants                                      68,636,841
  Administrative expenses                                                39,625
                                                                 --------------
          Total deductions                                           68,676,466
                                                                 --------------
NET INCREASE                                                        199,644,064

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                 835,607,685
                                                                 --------------
  End of year                                                    $1,035,251,749
                                                                 ==============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR SAVINGS AND
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan, formerly named the Northrop Grumman Electronic Sensors & Systems Division Savings and Investment Plan, is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Sensors & Systems Sector of Northrop Grumman Corporation (the "Company"). The Plan was established on March 1, 1996 and covers all regular employees who are citizens of the United States of America or resident aliens and are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan was established by the Company as a successor to the Westinghouse Savings Program (the "Predecessor Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

      Contributions - Plan participants may contribute between 2 percent and 20 percent of eligible compensation, in increments of 1 percent on an after-tax basis, a pre-tax basis, or a combination thereof. As of the end of each month, for each dollar a participant contributes, the Company makes a matching contribution of $0.50, subject to a maximum Company matching contribution of 3 percent of eligible compensation for that month.

      A participant other than a terminated participant who has received a rollover distribution from a qualified defined contribution plan or a distribution from an Individual Retirement Account may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant's after-tax contributions, to his or her Standard Account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1 percent.

      Participant Accounts - A separate account is maintained for each participant, each of which has subaccounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account ("Matching Account"). Assets of the trust are valued daily, and take into account earnings and losses of the trust along with appreciation or depreciation, expenses and distributions.

      Vesting - Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Standard and Tax-Deferred Accounts at all times. Plan participants as of March 1, 1996 who had a 100 percent vested interest in their accounts under the Predecessor Plan as of February 29, 1996 shall be 100 percent vested in their Company Matching Contribution Accounts as of March 1, 1996. All other plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts will not be vested in any portion of their Company Matching Contribution Accounts until they accrue five years of service, at which time they become 100 percent vested in and have a nonforfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100 percent vested upon retirement or death.

      Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1 percent increments, be invested in any of the following 11 investment funds:

         Janus Fund
         Fidelity Growth & Income Portfolio
         American Century Ultra Investors Fund
         JPM Institutional Diversified Fund
         JPM Institutional International Equity Fund
         Investment Lifecycle Short Range Fund
         Investment Lifecycle Mid Range Fund
         Investment Lifecycle Long Range Fund
         Investment Large Cap Equity Fund (Equity 500) Index Fund
         Fixed Income Contract Fund
         Northrop Grumman Company Stock Fund

      The CBS Common Stock Fund was transferred from the Predecessor Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

      Participant Notes Receivable - Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50 percent of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from
      (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the State Street Bank prime interest rate on the close of business on the last business day of the preceding calendar month plus 1 percent. Repayments are made from monthly payroll deductions over a period of 6 to 60 months, in increments of 6 months.

      Payment of Benefits - On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age.

      Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

      Withdrawals - A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the Plan document). A nonvested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account which represents contributions that were not matched by contributions in the Matching Account. A nonvested participant is permitted to make a withdrawal from that portion of his or her Standard Account which represents contributions that were matched by contributions in the Matching Account only in the case of hardship. A nonvested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A nonvested participant is not permitted to make a withdrawal from the Matching Account.

      Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. Employer contributions were reduced by $192,741 and $183,411 from forfeited nonvested accounts in 1999 and 1998, respectively.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based on quoted market prices except for its investments in insurance and investment contracts, which are valued at contract value (see Note C). Participant notes receivable are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 1999 and 1998, benefits payable to participants were zero and $292,155, respectively.

      New Accounting Pronouncements - The Plan has adopted Statement of Position 99-3 "Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Matters," which eliminates the by-fund disclosure. There was no other impact to the Plan's financial statements.

C.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets, as of December 31, 1999 and 1998:

                                                                                         1999                1998
        Janus Fund, 2,853,017 and 1,741,692 shares, respectively                     $125,675,384        $ 58,608,091

        Fidelity Growth & Income Portfolio, 2,087,569 and 2,187,339
          shares, respectively                                                         98,449,748         100,267,634

        American Century Ultra Investor Fund, 2,136,427 and
          1,999,168 shares, respectively                                               97,805,622          66,792,189

        Bankers Trust Large Cap Equity Fund (Equity 500), 596,013
          and 576,951 shares, respectively                                            109,350,591          89,992,755

        CBS Corporation common stock, 1,797,680 and 2,299,714
          shares respectively                                                         118,341,836          75,460,515

        Plan Interest in the Northrop Grumman Stable Value
          Master Trust                                                                428,429,284         392,637,208

      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $131,852,424 as follows:

        Mutual Funds                                                                                     $ 71,097,545
        Common stock                                                                                       60,754,879
                                                                                                         ------------
                                                                                                         $131,852,424
                                                                                                         ============

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE MASTER TRUST

      A portion of the Plan's investments are in the Northrop Grumman Stable Value Master Trust (the "Master Trust") which was established for the investment of assets of the Plan and several other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Primco Capital Management. At December 31, 1999 and 1998, the Plan's interest in the net assets of the Master Trust was approximately 30 percent and 29 percent, respectively. Investment income and administrative expenses relating to the Master Trust are allocated among the participating plans based upon average monthly balances invested by each plan.

      Investments held at contract value in the Master Trust as of December 31, 1999 and 1998 are as follows (in thousands):

                                                            1999         1998

        Guaranteed and Bank Investment Contracts         $1,389,667   $1,298,790
        Northrop Retirement Savings Temporary
          Investment Fund                                    33,264       60,090
        Accrued Income                                                       113
                                                         ----------   ----------
        Total                                            $1,422,931   $1,358,993
                                                         ==========   ==========

      Investment income in the Master Trust was $87,968,829 for the year ended December 31, 1999.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment and insurance contracts held by the Plan are considered to be fully benefit-responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The following information is disclosed for the investment and insurance contracts within the Master Trust (the "Master Trust") as of December 31, 1999 and 1998 (in millions):

                                                              1999        1998

        Contract value of assets:                          $ 1,390     $ 1,299
        Fair value of assets:                              $ 1,355     $ 1,343
        Average yield of assets on December 31:               6.25 %      7.09 %
        Crediting interest rate of assets at December 31:     6.25 %      7.08 %
        Duration:                                         2.77 years  2.58 years

F.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

G.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, (the "IRC") as amended, and to include a qualified cash or deferred arrangement under Section 401(k) of the IRC. The Company believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

H.    SUBSEQUENT EVENT

      Effective April 1, 2000, the Plan was split into two separate plans, one for represented employees and one for non-represented employees. A represented employee is anyone who was a represented employee on March 31, 2000, regardless of whether the employee was a non-represented employee previously. The Northrop Grumman Electronic Sensors & Systems Sector Union Employees Savings and Investment Plan is the successor to the Plan with respect to represented employees. The Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan is the successor to the Plan with respect to non-represented employees.

                                     ******

NORTHROP GRUMMAN CORPORATION ELECTRONIC SENSORS &
SYSTEMS SECTOR SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------------------------
  (a)                 (b)                                   (c)                            (d)               (e)
                                            Description of Investment, Including
         Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
            Lessor or Similar Party           Collateral, Par or Maturity Value             Cost            Current
   *    State Street Bank & Trust Co.   4,251,628 Shares of participation in the
                                        Pyramid Directed Account Cash Fund              $   3,932,784     $    3,932,783

   *    Northrop Grumman                20,751,623 Shares of participation in the
                                        ESSD Loan Fund                                     20,751,623         20,751,623

   *    American Century Mutual Funds   2,136,427 Shares of participation in the Ultra
                                        Fund Investment                                    66,898,338         97,805,622

   *    Bankers Trust                   596,013 Shares of participation in the Large
                                        Cap Equity Fund (Equity 500)                       71,270,363        109,350,591

   *    Bankers Trust                   224,680 Shares of participation in the
                                        Lifecycle Short Range Fund                          2,387,032          2,345,656

   *    Bankers Trust                   406,744 Shares of participation in the
                                        Lifecycle Mid Range Fund                            4,591,737          4,551,469

   *    Bankers Trust                   685,026 Shares of participation in the
                                        Lifecycle Long Range Fund                           8,832,801          9,275,252

   *    CBS Corp                        1,797,680 Shares of participation in the           31,339,446        114,939,165
                                        Common Stock

   *    Fidelity                        2,087,569 Shares of participation in the
                                        Growth & Income                                    73,725,383         98,449,748

   *    JPM                             488,313 Shares of participation in the
                                        Institutional Diversified Fund                      6,473,448          7,329,581

   *    JPM                             678,797 Shares of participation in the
                                        Institutional Int'l Equity Fund                     8,241,354         10,019,046

   *    Janus Fund                      2,853,017 Shares of participation in the FD
                                        Income Fund                                        93,630,202        125,675,384

   *    Northrop Grumman                44,563 Shares of participation in the
                                        Corporate Stock                                     3,465,170          2,409,187

   *    Northrop Grumman Master Trust   318,156,544 Shares of participation in
                                        Northrop Grumman Stable Value Master Trust        384,616,735        428,429,284
                                                                                          -----------        -----------
                                        Total                                            $780,156,416     $1,035,264,391
                                                                                         ============     ==============
*  Party-in-Interest

                                                                       Exhibit 1
                                                                       ---------










INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-03959 of Northrop Grumman Corporation on Form S-8 of our report dated June 22, 2000, appearing in this Annual Report on Form 11-K of the Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan for the year ended December 31, 1999.




/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Los Angeles, California
June 28, 2000